SC 13G
<SEQUENCE>1
<FILENAME>org13g.txt


United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13G


Item 1

(a) ICT Group
(b) 100 Brandywine Blvd. Newton PA 18940


Item 2

(a)Westcap Investors, LLC
(b)11111 Santa Monica Boulevard, Suite 820, Los Angeles, CA 90025
(c) Delaware
(d) Common
(e) 44929Y101


Item 3

(e)  IA


Item 4

(a) 1275490
(b) 10.23%
(c) i  1070969
   ii  0
   iii 1275490
   iv  0


Item 10

Date 01/9/2004

Signature /s/ Stephen Rack
Title Vice President